                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        United Foods, Inc.
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                         (NAME OF ISSUER)

                Class A and Class B Common Stock
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                 (TITLE OF CLASS OF SECURITIES)

                          910365 30 3
                          910365 10 5
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                        (CUSIP NUMBER)

                      Daniel B. Tankersley
                     2611 Beech Bluff Road
                    Jackson, Tennessee 38301
                        (901) 427-0319
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           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
         AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                       September 16, 1998
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     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                 (Continued on following page(s))
                        Page 1 of 6 Pages

                             SCHEDULE 13D
CUSIP No. 910365 30 3                             Page 2 of 6 Pages
          910365 10 5


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Daniel B. Tankersley

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS

        Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

                        ]      7           SOLE VOTING POWER
                        ]                  712,176 Class A Common Stock,
                        ]                  which includes 312,783 Class B
                        ]                  Common Stock convertible into
                        ]                  Class A Common Stock
NUMBER OF               ]
SHARES                  ]      8           SHARED VOTING POWER
BENEFICIALLY            ]
OWNED BY EACH           ]
REPORTING PERSON        ]      9           SOLE DISPOSITIVE POWER
WITH                    ]                  712,176 Class A Common Stock,
                        ]                  which includes 312,783 Class B
                        ]                  Common Stock convertible into
                        ]                  Class A Common Stock
                        ]
                        ]      10          SHARED DISPOSITIVE POWER
                        ]

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         712,176 Class A Common Stock, which includes 312,783 Class B Common Stock convertible into Class A Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         24.3% Class A Common Stock

14       TYPE OF REPORTING PERSON

         IN

                             SCHEDULE 13D
CUSIP No. 910365 30 3                             Page 3 of 6 Pages
          910365 10 5


1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Daniel B. Tankersley

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]

3       SEC USE ONLY


4       SOURCE OF FUNDS

        Not Applicable

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)     [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

                        ]      7           SOLE VOTING POWER
                        ]                  312,783 Class B Common Stock
NUMBER OF               ]
SHARES                  ]      8           SHARED VOTING POWER
BENEFICIALLY            ]
OWNED BY EACH           ]
REPORTING PERSON        ]      9           SOLE DISPOSITIVE POWER
WITH                    ]                  312,783 Class B Common Stock
                        ]
                        ]      10          SHARED DISPOSITIVE POWER
                        ]

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         312,783 Class B Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.5% Class B Common Stock

14       TYPE OF REPORTING PERSON

         IN

ITEM 1.  SECURITY AND ISSUER.

     This statement refers to Class A and Class B Common Stock (together, the "Common Stock") of:

                               United Foods, Inc.
                               10 Pictsweet Drive
                           Bells, Tennessee 38006-0119

ITEM 2.  IDENTITY AND BACKGROUND.

     The information is provided below with respect to the reporting person.

     (a)      Name:                  Daniel B. Tankersley
     (b)      Business Address:      2611 Beech Bluff Road
                                     Jackson, Tennessee 38301

     (c)      Principal Occupation:  Consultant


     (d)      Daniel B. Tankersley has never been convicted of a crime.
     (e) Daniel B. Tankersley has never been subject to a judgment, decree or final order in any civil proceeding.
     (f)      Daniel B. Tankersley is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

 ITEM 4.  PURPOSE OF TRANSACTION.

     On September 16, 1998, James I. Tankersley, Darla T. Darnall, Kelle T. Northern, James W. Tankersley, and Edna W. Tankersley (the "Tankersley Family"), acting in concert, made a proposal to the Board of Directors of United Foods, Inc. (the "Company") to acquire all of the outstanding shares of the Common Stock of the Company not currently owned by the Tankersley Family at a cash per share price of $3.00 (the "Proposed Transaction").

     On September 23, 1998, Daniel B. Tankersley and the Tankersley Family executed a Termination and Joint Filing Agreement, which (among other things) terminated a previous joint filing agreement authorizing James I. Tankersley to file on behalf of each of them any and all amendments to a joint Schedule 13D previously filed by them with respect to the common stock of the Company.

     On September 25, 1998, the Tankersley Family filed a separate Schedule 13D, reporting the terms of the Proposed Transaction.

     Daniel B. Tankersley is filing this Schedule 13D to report his separate filing status. At this time, Mr. Tankersley has no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


     (a)            Owner             No. of Shares        % of Shares
               ----------------     -------------------    -------------
Class A
Common Stock   Daniel B. Tankersley       712,176 (1)            24.3%

Class B
Common Stock   Daniel B. Tankersley       312,783                 7.5%


     (1) The above number includes 312,783 shares of Class B Common Stock, which are convertible into Class A Common Stock on a one-for-one basis.

     (b) The power to vote and dispose of the shares owned by Daniel B. Tankersley rests solely with him.

     (c)     None.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.

                              SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 30th day of September, 1998.


                                             /s/  Daniel B. Tankersley
                                             ----------------------------
                                                  Daniel B. Tankersley